                                                                     Exhibit 12

                             WMX TECHNOLOGIES, INC.

                       Ratio of Earnings to Fixed Charges
                                  (Unaudited)

                      (millions of dollars, except ratio)

                                                        Year Ended December 31
                                       ----------------------------------------------------------
                                        1989(1)      1990(2)     1991(3)     1992(4)     1993(5)
                                       ---------    ---------   ---------   ---------   ---------
Income Before Income Taxes,
  Minority Interest, Extraordinary
   Item and Cumulative Effect of
   Accounting Changes...............    $  920.5     $1,253.7    $1,139.4    $1,555.2    $  867.2
Interest Expense....................       129.1        192.1       279.9       311.0       401.5
Capitalized Interest................       (53.8)       (81.4)     (111.4)      (87.9)     (100.6)
One-Third of Rents Payable
 in the Next Year...................        12.2         23.6        46.7        44.7        48.5
                                        --------     --------    --------    --------    --------
Income Before Income Taxes,
  Minority Interest, Extraordinary
   Item, Cumulative Effect of
   Accounting Changes, Interest and
   One-Third of Rents...............    $1,008.0     $1,388.0    $1,354.6    $1,823.0    $1,216.6
                                        ========     ========    ========    ========    ========
Interest Expense....................    $  129.1     $  192.1    $  279.9    $  311.0    $  401.5
One-Third of Rents Payable in the
 Next Year..........................        12.2         23.6        46.7        44.7        48.5
                                        --------     --------    --------    --------    --------
Interest Expense plus One-Third
 of Rents...........................    $  141.3     $  215.7    $  326.6    $  355.7    $  450.0
                                        ========     ========    ========    ========    ========

Ratio of Earnings to Fixed
 Charges............................   7.13 to 1    6.43 to 1   4.15 to 1   5.13 to 1   2.70 to 1

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(1)  The results for 1989 include a non-taxable gain ($70.8 million) resulting from the public offering of five million shares of common stock of Chemical Waste Management, Inc. in October 1989 and special charges ($112.0 million before tax).
(2) The results for 1990 exclude an extraordinary charge ($24.5 million) reflecting the Company's percentage interest in the writedown by Wheelabrator Technologies Inc. of Wheelabrator's investment in the stock of The Henley Group, Inc. and Henley Properties Inc. to market value.
(3) The results for 1991 include a special charge ($296.0 million before tax and minority interest) primarily to reflect then current estimates of the environmental remediation liabilities at waste disposal sites previously used or operated by the Company and its subsidiaries or their predecessors.
(4) The results for 1992 include a non-taxable gain ($240.0 million before minority interest) resulting from the initial public offering of Waste Management International plc in April 1992 as well as special charges ($219.9 million before tax and minority interest). The results for 1992 exclude the cumulative effect of accounting changes ($71.1 million after tax and minority interest) related to the adoption of Statements of Financial Accounting Standards Nos. 106 and 109.
(5) The results for 1993 include a non-taxable gain ($15.1 million) relating to the issuance of shares by Rust International Inc. as well as a special asset revaluation and restructuring charge ($550.0 million before tax and minority interest) related primarily to a revaluation of Chemical Waste Management, Inc.'s thermal treatment business.